CONSOLIDATED FINANCIALSTATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of Canadian Dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Northern Dynasty Minerals Ltd.

We have audited the accompanying consolidated financial statements of Northern Dynasty Minerals Ltd., and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2014 and December 31, 2013, and consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Northern Dynasty Minerals Ltd. and subsidiaries as at December 31, 2014 and December 31, 2013, and their financial performance and their cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 of the financial statements which indicates that the Company incurred a net loss of $21,394,000 during the year ended December 31, 2014. This condition, along with other matters as set forth in Note 1, indicates the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Accountants
Vancouver, Canada
March 30, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Northern Dynasty Minerals Ltd.

We have audited the internal control over financial reporting of Northern Dynasty Minerals Ltd. and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2014 of the Company and our report dated March 30, 2015 expressed an unmodified opinion on those financial statements and included an emphasis of matter paragraph regarding the ability of the Company to continue as a going concern.

/s/ Deloitte LLP

Chartered Accountants
Vancouver, Canada
March 30, 2015

Northern Dynasty Minerals Ltd.
Consolidated Statements of Financial Position
(Expressed in thousands of Canadian Dollars)

		December 31	December 31
	Notes	2014	2013

ASSETS

Non-current assets
Mineral property, plant and equipment	3	$123,608	$108,050
Total non-current assets		123,608	108,050

Current assets
Available-for-sale financial assets	4	287	–
Amounts receivable and prepaid expenses	5	962	6,663
Restricted cash	6	1,206	1,276
Cash and cash equivalents	6	9,447	25,795
Total current assets		11,902	33,734

Total Assets		$135,510	$141,784

EQUITY

Capital and reserves
Share capital	7	$389,227	$389,227
Reserves		84,031	58,649
Deficit		(345,295)	(313,948)
Total Equity		127,963	133,928

LIABILITIES

Non-current liabilities
Deferred income taxes	12	1,514	3,803
Total non-current liabilities		1,514	3,803

Current liabilities
Payable to a related party	8	383	459
Trade and other payables	9	5,650	3,594
Total current liabilities		6,033	4,053

Total Liabilities		7,547	7,856

Total Equity and Liabilities		$135,510	$141,784

Events after the reporting date (note 7(b))
Commitments (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Peter Mitchell

Ronald W. Thiessen	Peter Mitchell
Director	Director

Northern Dynasty Minerals Ltd.
Consolidated Statements of Comprehensive Loss (Income)
(Expressed in thousands of Canadian Dollars, except for share information)

		Year ended December 31
	Notes	2014	2013	2012

Expenses
Exploration and evaluation expenses	3, 11	$12,877	$1,991	$4,461
General and administrative expenses	11	17,384	6,245	6,780
Share-based compensation	7(c)	3,877	641	5,225
Loss from operating activities		34,138	8,877	16,466
Foreign exchange (gain) loss		(221)	(340)	83
Interest income		(281)	(1,136)	(887)
Gain on discontinuance of equity method	3(a)	–	(5,062)	–
Loss before tax		33,636	2,339	15,662
Deferred Income tax	12	(2,289)	184	–
Loss for the year		$31,347	$2,523	$15,662

Other comprehensive (income) loss
Items that may be reclassified subsequently to loss
Foreign exchange translation difference	3, 7(d)	(9,945)	(6,874)	2,206
Deferred income tax on investment in a foreign subsidiary	7(d)	–	128	(83)
Reversal of deferred income tax on investment	7(d)	–	(141)	–
Increase in fair value of available-for-sale financial assets	4	(8)	–	–
Other comprehensive (income) loss for the year		$(9,953)	$(6,887)	$2,123

Total comprehensive loss (income) for the year		$21,394	$(4,364)	$17,785

Basic and diluted loss per common share	10	$0.33	$0.03	$0.16

The accompanying notes are an integral part of these consolidated financial statements.

Northern Dynasty Minerals Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

		Year ended December 31
	Notes	2014	2013	2012

Cash flows from operating activities
Loss for the year		$(31,347)	$(2,523)	$(15,662)
Adjustments for items not affecting cash or operating activities:
Deferred income tax recovery	12	(2,289)	184	–
Depreciation		282	–	–
Loss on disposal of equipment		13	–	–
Interest received on cash held		(149)	(633)	(445)
Interest receivable on loan	5	(131)	(503)	(442)
Gain on discontinuance of equity method	3	–	(5,062)	–
Share-based compensation		3,877	641	5,225
Unrealized exchange (gain) loss		(211)	(332)	93
		1,392	(5,705)	4,431
Changes in working capital items
Restricted cash	6(b)	171	(1,269)	–
Amounts receivable and prepaid expenses		303	84	48
Amounts receivable from a related party		–	3	480
Trade and other payables		1,747	1,246	91
Payable to related party		(76)	311	148
		2,145	375	767

Net cash used in operating activities		(27,810)	(7,853)	(10,464)

Cash flows from investing activities
Cash contribution to the Pebble Limited Partnership	3(a)	–	(1,055)	–
Net cash received on assuming control of the Pebble Limited Partnership	3(a)	–	6,507	–
Proceeds from disposal of equipment		50	–	–
Interest received on cash held		149	633	445
Net cash from investing activities		199	6,085	445

Cash flows from financing activities
Special warrants issued, net of issuance cost	7(b)	11,273	–	–
Common shares issued for cash on exercise of share purchase options	7(c)	–	30	97
Net cash from financing activities		11,273	30	97

Net decrease in cash and cash equivalents		(16,338)	(1,738)	(9,922)
Effect of exchange rate fluctuations on cash held		(10)	(4)	2
Cash and cash equivalents at beginning of the year		25,795	27,537	37,457

Cash and cash equivalents at end of the year	6	$9,447	$25,795	$27,537

Non-cash investing and financing activities:
The Company received available-for-sale financial assets in payment for 650,000 Special warrants issued (note 7(b))
Assets and liabilities held in the Pebble Limited Partnership upon discontinuance of equity method and consolidation in these consolidated financial statements (note 3)

The accompanying notes are an integral part of these consolidated financial statements.

Northern Dynasty Minerals Ltd.
Consolidated Statements of Changes in Equity
(Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital			Reserves
					Foreign
				Equity settled	currency
				share-based	translation	Investment
		Number of		payments	reserve	revaluation	Special
		shares	Amount	reserve	(note 7(d))	reserve	Warrants	Deficit	Total equity

Balance at January 1, 2012		94,978,764	$388,987	$45,664	$2,470	$(2)	$–	$(295,763)	141,356
Shares issued for cash on exercise of share purchase options		21,000	97	–	–	–	–	–	97
Fair value of options allocated to shares issued on exercise		–	105	(105)	–	–	–	–	–
Share-based compensation		–	–	5,225	–	–	–	–	5,225
Loss for the year		–	–	–	–	–	–	(15,662)	(15,662)
Other comprehensive loss for the year net of tax		–	–	–	(2,123)	–	–	–	(2,123)
Total comprehensive loss for the year									(17,785)

Balance at December 31, 2012		94,999,764	$389,189	$50,784	$347	$(2)	$–	$(311,425)	$128,893

Balance at January 1, 2013		94,999,764	$389,189	$50,784	$347	$(2)	$–	$(311,425)	$128,893
Shares issued for cash on exercise of share purchase options		10,100	30	–	–	–	–	–	30
Fair value of options allocated to shares issued on exercise		–	8	(8)	–	–	–	–	–
Share-based compensation		–	–	641	–	–	–	–	641
Loss for the year		–	–	–	–	–	–	(2,523)	(2,523)
Other comprehensive income for the year net of tax		–	–	–	6,887	–	–	–	6,887
Total comprehensive income for the year									4,364

Balance at December 31, 2013		95,009,864	$389,227	$51,417	$7,234	$(2)	$–	$(313,948)	$133,928

Balance at January 1, 2014		95,009,864	$389,227	$51,417	$7,234	$(2)	$–	$(313,948)	$133,928
Special warrants issued net of transaction costs	7(b)	–	–	–	–	–	11,552	–	11,552
Share-based compensation		–	–	3,877	–	–	–	–	3,877
Loss for the year		–	–	–	–	–	–	(31,347)	(31,347)
Other comprehensive income for the year net of tax		–	–	–	9,945	8	–	–	9,953
Total comprehensive loss for the year									(21,394)

Balance at December 31, 2014		95,009,864	$389,227	$55,294	$17,179	$6	$11,552	$(345,295)	$127,963

The accompanying notes are an integral part of these consolidated financial statements.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange-MKT ("NYSE-MKT") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The consolidated financial statements ("Financial Statements") of the Company as at and for the year ended December 31, 2014, include financial information for the Company and its subsidiaries (note 2(c)) (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US").

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the year ended December 31, 2014, the Company arranged a private placement of special warrants for gross proceeds of $15,500 (note 7(b)).

As at December 31, 2014, the Group has $9.4 million in cash and cash equivalents for its operating requirements. The Group has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term. Additional financing will be required in order to progress any material expenditures at the Pebble Project. Additional financing may include any of or a combination of debt equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such there is material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

In July 2014, the United States Environmental Protection Agency (the "EPA") announced a proposal under Section 404(c) of the Clean Water Act to restrict and impose limitations on all discharge of dredged or fill material ("EPA Action") associated with mining the Pebble deposit. The Company believes that the EPA does not have the statutory authority to impose conditions on the development at Pebble prior to the submission of a detailed development plan and its thorough review by federal and state agencies including review under the National Environmental Protection Act ("NEPA"). The Pebble Limited Partnership (the “Pebble Partnership”), a wholly-owned subsidiary of the Company, along with the State of Alaska and the Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, filed for an injunction to stop the EPA Action with the US Federal Court in Alaska (the "Court"). However, the Court has deferred judgment thereon until the EPA has issued a final determination. The Company has appealed the Court’s decision to the 9th Circuit Court of Appeals. In September 2014, the Pebble Partnership initiated a second action against the EPA in federal district court in Alaska charging that the EPA violated the Federal Advisory Committee Act ("FACA"). In November 2014, the U.S. federal court judge in Alaska granted, in relation to the FACA case, the Pebble Partnership’s request for a preliminary injunction, which, although considered by the Company as a significant procedural milestone in the litigation, does not resolve the Pebble Partnership’s claims that the EPA Actions with respect to the Bristol Bay Assessment and subsequent 404(c) regulatory process violated FACA. The Company expects its legal rights will be upheld by the Court and that the Company will ultimately be able to apply for the necessary permits under NEPA.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s) that are effective for the Group’s reporting year ended December 31, 2014. These Financial Statements were authorized for issue by the Board of Directors on March 30, 2015.

(b)	Basis of Preparation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information and for financial instruments classified as available-for-sale, which are stated at their fair value (note 2(f) and note 4). The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements.

(c)	Basis of Consolidation

These Financial Statements incorporate the financial statements of the Company, the Company’s subsidiaries, and entities controlled by the Company and its subsidiaries listed below:

	Place of
Name of Subsidiary	Incorporation	Principal Activity	Ownership
U5 Resources Inc.[1]	Nevada, USA	Holding Company. Wholly-owned subsidiary of the Company.	100%
0796412 BC Ltd.	British Columbia, Canada	Not active. Wholly-owned subsidiary of the Company.	100%
3537137 Canada Inc.[2]	Canada	Holding Company. Wholly-owned subsidiary of the Company.	100%
Pebble Services Inc.	Nevada, USA	Management and services company. Wholly-owned subsidiary of the Company.	100%
Northern Dynasty Partnership	Alaska, USA	Holds 99.9% of the Pebble Limited Partnership and 100% of Pebble Mines Corp.	100% (indirect)
Pebble Limited Partnership	Alaska, USA	Holding Company and Exploration of the Pebble Project.	100% (indirect)
Pebble Mines Corp.	Delaware, USA	General Partner. Holds 0.1% of PLP.	100% (indirect)
Pebble West Claims Corporation [3]	Alaska, USA	Holding Company. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
Pebble East Claims Corporation [3]	Alaska, USA	Holding Company. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
Kaskanak Copper LLC [5]	Delaware, USA	Holds 100% of Kaskanak Inc. Subsidiary of the Pebble Limited Partnership.	100% (indirect)
Kaskanak Inc. 4, [5]	Alaska, USA	Holding Company.	100% (indirect)

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Notes to the table above:

1	Holds the claims acquired from Liberty Star (note 3(b)).

2.	Holds 20% interest in the Northern Dynasty Partnership. The Company holds the remaining 80% interest.

3.	Holds the Pebble Project claims.

4.	Holds claims located south and west of the Pebble Project claims.

5.	In January 2015, these entities were merged with Pebble East Claims Corporation.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if, and only if, the Company has power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns.

Intra-Group balances and transactions, including any unrealized income and expenses arising from intra-Group transactions, are eliminated in preparing the Financial Statements. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(d)	Investment in Joint Ventures

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

An investment in a joint venture is accounted for using the equity method. Under the equity method, an investment in a joint venture is initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of changes in net assets of the joint venture attributable to the Group. An investment is accounted for using the equity method from the date on which the investee becomes a joint venture.

(e)	Foreign Currencies

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. The functional currency of U5 Resources Inc., Pebble Mines Corp., the Pebble Partnership and its subsidiaries, is the US dollar and for all other entities within the Group, the functional currency is the Canadian dollar. The functional currency determinations were conducted through an analysis of the factors for consideration identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Before assuming control of the Pebble Partnership in 2013, the Group’s investment in the Pebble Partnership under joint venture (note 3(a)) was translated at the end of each reporting period and exchange differences Page 11 arising on translation of the US denominated investment were recognized directly in the foreign currency translation reserve through other comprehensive income or loss (note 7(d)).

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The results and financial position of entities within the Group which have a functional currency that differs from that of the Group are translated into Canadian dollars as follows:- (i) assets and liabilities for each statement of financial position are translated at the closing exchange rate at that date; (ii) income and expenses for each income statement are translated at average exchange rates for the period; and (iii) the resulting exchange differences are included in the foreign currency translation reserve within equity.

(f)	Financial Instruments

Non-derivative financial assets:

The Group has the following non-derivative financial assets: available-for-sale financial assets (note 4) and loans and receivables.

Available-for-sale financial assets

Available-for-sale ("AFS") financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets at fair value through profit or loss. The Group’s investments in marketable securities are classified as AFS financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses, are recognized in other comprehensive income or loss and accumulated in the investment revaluation reserve within equity. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized within other comprehensive income or loss. The change in fair value of AFS equity investments is recognized in other comprehensive income or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables consist of cash and cash equivalents, restricted cash (note 6), and amounts receivable (note 5).

Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash in the statements of financial position are comprised of cash and highly liquid investments having maturity dates of three months or less from the date of purchase, which are readily convertible into known amounts of cash.

The Group’s cash and cash equivalents and restricted cash are invested in business and savings accounts and guaranteed investment certificates at major financial institutions and are available on demand by the Group for its programs and, as such, are subject to an insignificant risk of change in value.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Non-derivative financial liabilities:

The Group’s non-derivative financial liabilities comprise trade and other payables (note 9) and a payable to a related party (note 8).

All financial liabilities fall within the classification of other financial liabilities versus financial liabilities through profit or loss, and are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

Impairment of financial assets:

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

For all other financial assets, objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or
•	default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

Derivative financial assets and liabilities:

The Group has no derivative financial assets or liabilities.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(g)	Exploration and Evaluation Expenditure

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the acquisition date fair value of exploration and evaluation assets acquired in a business combination or an asset acquisition. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Group has obtained the legal rights to explore an area are expensed.

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation ("E&E") assets are assessed for impairment only when facts and circumstances suggest that the carrying amount of an E&E asset may exceed its recoverable amount and when the Group has sufficient information to reach a conclusion about technical feasibility and commercial viability.

Industry-specific indicators for an impairment review arise typically when one of the following circumstances applies:

•	Substantive expenditure on further exploration and evaluation activities is neither budgeted nor planned;
•	title to the asset is compromised;
•	adverse changes in the taxation and regulatory environment;
•	adverse changes in variations in commodity prices and markets; and
•	variations in the exchange rate for the currency of operation.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

(h)	Mineral property, plant and equipment

Mineral property, plant and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of mineral property, plant and equipment consists of the acquisition costs transferred from E&E assets, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, including costs to further delineate the ore body, development and construction costs, removal of overburden to initially expose the ore body, an initial estimate of the costs of dismantling, removing the item and restoring the site on which it is located and, if applicable, borrowing costs.

Mineral property acquisition and development costs are not currently depreciated as the Pebble Project is still in the development stage and no saleable minerals are being produced.

The cost of an item of plant and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Depreciation is provided at rates calculated to write off the cost of plant and equipment, less their estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of equipment consists of major components with different useful lives, the components are accounted for as separate items of equipment. Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

(i)	Impairment of Non-Financial Assets

At the end of each reporting period the carrying amounts of the Group’s non-financial assets are reviewed to determine whether there is any indication that these assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount. This increase in the carrying amount is limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

The Group has not recorded any impairment charges in the years presented.

(j)	Share Capital and Special Warrants

Common shares and special warrants (note 7(b)) are classified as equity. Transaction costs directly attributable to the issue of common shares, share purchase options and special warrants are recognized as a deduction from equity, net of any tax effects. Upon conversion of the special warrants into common shares, the carrying amount of the special warrants, net of a pro rata share of the transaction costs, is transferred to common share capital.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(k)	Share-based Payment Transactions

Equity-settled share-based payments

The Group operates an equity-settled share-based option plan for its employees and service providers (note 7(c)). The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in the equity-settled share-based payments reserve in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes ("direct employee") or provides services similar to those performed by a direct employee.

The fair value is measured at grant date for each tranche, which is expensed on a straight line basis over the vesting period, with a corresponding increase in the equity-settled share-based payments reserve in equity. The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share purchase options were granted and forfeiture rates as appropriate. At the end of each reporting period, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

(l)	Income Taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized in other comprehensive income or loss or directly in equity, in which case it is recognized in other comprehensive income or loss or equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax is provided using the balance sheet liability method, providing for unused tax loss carry forwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(m)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

The Group has no material restoration, rehabilitation and environmental obligations as the disturbance to date is immaterial.

(n)	Loss per Share

The Group presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(o)	Segment Reporting

The Group operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties. The Group’s core asset is the Pebble Project, which is located in Alaska, USA.

(p)	Significant Accounting Estimates and Judgments

The preparation of these Financial Statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the Financial Statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These Financial Statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Sources of estimation uncertainty

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

i.

The Group uses the Black-Scholes Option Pricing Model to calculate the fair value of share purchase options granted for determining share-based compensation included in the loss for the year. Inputs used in this model require subjective assumptions, including the expected price volatility from three to five years. Changes in the subjective input assumptions can affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s share purchase options. The weighted average assumptions applied are disclosed in Note 7(c).

ii.

The Group received clear title to certain mineral claims (the “Settlement Claims”) as a result of the release of all liens thereon in payment of the loan receivable by the debtor (refer note 5). The Group has recognized the Settlement Claims in mineral property interest at the carrying value of the outstanding loan receivable on the date the mutual release was signed by the Group.

iii.

Significant assumptions about the future and other sources of estimation uncertainty are made in determining the provision for any deferred income tax expense included in the loss for the year and the composition of deferred income tax liabilities included in the Statement of Financial Position.

Critical accounting judgments

These include:

i.

In terms of IFRS 6, Exploration and Evaluation of Mineral Resources, management identified indicators that required testing the Group’s mineral property interest ("MPI") for impairment. The Group used judgment in determining from an analysis of facts and circumstances that no impairment of the MPI was necessary.

ii.

IAS 21, The Effects of Changes in Foreign Exchange Rates ("IAS 21") defines the functional currency as the currency of the primary economic environment in which an entity operates. IAS 21 requires the determination of functional currency to be performed on an entity by entity basis, based on various primary and secondary factors. In identifying the functional currency of the parent and its subsidiaries, management considered the currency in which financing activities are denominated and the currency that mainly influences the cost of undertaking the business activities in each jurisdiction in which the Group operates.

iii.

The Group has employed judgement that going concern was an appropriate basis for the preparation of the Financial Statements, as the Group has prioritized the allocation of available financial resources to meet key corporate Pebble Project expenditure requirements in the near term (refer note 1).

(q)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

Effective January 1, 2014 the Group adopted several new and revised standards, which are described as follows:

•

Amendments to IAS 32, Financial Instruments: Presentation. The amendments clarify existing application issues relating to the offset of financial assets and financial liabilities requirements. Specifically, the amendments clarify the meaning of "currently has a legal enforceable right of set-off" and "simultaneous realization and settlement".

•

Amendments to IAS 36, Impairment of Assets. The amendments clarify the recoverable amount disclosures for non-financial assets, including additional disclosures about the measurement of the recoverable amount of impaired assets when the recoverable amount was based on fair value less costs of disposal. The amendments apply retrospectively.

•

IFRIC 21, Levies ("IFRIC 21"), provides guidance on accounting for levies in accordance with the requirements of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The Interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation, and explicitly excludes from its scope outflows related to IAS 12, Income Taxes, fines and penalties and liabilities arising from emission trading schemes. IFRIC 21 clarifies that a liability is recognized only when the triggering event specified in the legislature occurs and not before. IFRIC 21 is effective retrospectively.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

These amendments and interpretation did not impact the preparation of these Financial Statements given 1) the Group does not employ the use of financial instruments as contemplated; 2) the Group has not impaired non-financial assets; and 3) the Group is not currently subject to levies as defined in IFRIC 21.

(r)	Accounting Standards, Amendments and Revised Standards Not Yet

Effective Effective for the Group’s financial year commencing on January 1, 2016

•	Amendments to IAS 1, Presentation of Financial Statements
•	Amendments to IAS 16, Property, Plant and Equipment
•	Amendments to IAS 27, Separate Financial Statements
•	Amendments to IAS 28, Investments in Associates
•	Amendments to IAS 38, Intangible Assets
•	Amendments to IFRS 10, Consolidated Financial Statements
•	Amendments to IFRS 11, Joint Arrangements

The Group has not early adopted these revised standards and is currently assessing the impact, if any, that these amendments will have on the Group’s Financial Statements.

Effective for annual periods commencing on or after July 1, 2016

•	Annual improvements to IFRS 2012 – 2014 Cycle ("AIP 2012-2014")

The Group anticipates that AIP 2012-2014, which has amendments to five standards, will have no material effect on the Group’s consolidated financial statements.

Effective for annual periods commencing on or after January 1, 2017

•

IFRS 15, Revenue from Contracts with Customers ("IFRS 15"), which was issued by the IASB in May 2014, supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC 31, Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and certainty of revenue and cash flows arising from a contract with a customer. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

The Group is currently evaluating the impact that IFRS 15 may have on its financial statements.

Effective for annual periods commencing on or after January 1, 2018

•	IFRS 9, Financial Instruments ("IFRS 9"), replaces IAS 39, Financial Instruments: Recognition and Measurement, in its entirety. The standard incorporates a number of improvements: a) includes a logical model for classification and measurement (IFRS 9 provides for principle-based approach to classification which is driven by cash flow characteristics and the business model in which an asset is held); b) includes a single, forward-looking "expected loss" impairment model (IFRS 9 will require entities to account for expected credit losses from when financial instruments are first recognized and to recognize full lifetime expected losses on a timely basis); and c) includes a substantially-reformed model for hedge accounting with enhanced disclosures about risk management activity (IFRS 9’s new model aligns the accounting treatment with risk management activities). IFRS 9 is effective for annual periods beginning on or after 1 January 2018 with early adoption permitted.

The Group anticipates that the adoption of IFRS 9 will have no material impact on its financial statements given the extent of its current use of financial instruments in the ordinary course of business.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Year ended December 31, 2014	Mineral Property	Plant and	Total
	interest	equipment
Cost
Beginning balance	$106,697	$1,222	$107,919
Additions during the year (note 3(b))	5,844	–	5,844
Dispositions during the year	–	(67)	(67)
Ending balance	$112,541	$1,155	$113,696

Accumulated depreciation
Beginning balance	$–	$–	$–
Charge for the year(1)	–	(282)	(282)
Eliminated on disposal	–	4	4
Ending balance	$–	$(278)	$(278)

Foreign currency translation difference	10,095	95	10,190

Net carrying value – Ending balance	$122,636	$972	$123,608

Year ended December 31, 2013	Mineral Property	Plant and	Total
	interest	equipment
Cost
Beginning balance (note 3(b))	$1,055	$–	$1,055
Additions during the year (note 3(a))	105,642	1,222	106,864
Ending balance	$106,697	$1,222	$107,919

Accumulated depreciation
Beginning balance	$–	$–	$–
Charge for the year(1)	–	–	–
Eliminated on disposal	–	–	–
Ending balance	$–	$–	$–

Foreign currency translation difference	130	1	131

Net carrying value – Ending balance	$106,827	$1,223	$108,050

(1)	Depreciation has been included in the loss for the year and has been classified as exploration and evaluation expenses.

Mineral Property Interest

(a)	Pebble Project

The Pebble Project is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Mineral rights were acquired by the Group in 2001. In July 2007, the Group established the Pebble Limited Partnership (the Page 20 "Pebble Partnership") to advance the Pebble Project toward the feasibility stage. The Group’s contribution to the Pebble Partnership was the Pebble Project. A wholly-owned subsidiary of Anglo American plc participated in the Pebble Partnership and provided approximately $595 million (US$573 million) in funding until its withdrawal in December 2013, when the Group re-acquired a 100% interest in the Pebble Partnership and control of the Pebble Project.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The functional currency of the Pebble Partnership is the US dollar. Exchange differences arising from the translation of the investment in the Pebble Partnership are recognized directly in the foreign currency translation reserve through other comprehensive income or loss (note 7(d)). The following summarizes the movement in the carrying value of the investment in the Pebble Partnership under joint venture:

Investment in the Pebble Partnership	December 31	December 31
	2013	2012
Carrying value at the beginning of the year	$99,336	$101,542
Cash contribution to Pebble Partnership	1,055	–
Gain on increase in net assets of Pebble Partnership	5,062	–
Exchange difference on translation of investment in Pebble Partnership (note 7(d))	6,736	(2,206)
Discontinuance of equity method	(112,189)	–
Carrying value at the end of the year	$–	$99,336

(b)	Other Claims

The Group acquired mineral claims located to the west of the Pebble Project in 2010 for a cash payment of US$1,000,000 ($1,055) from Liberty Star Uranium & Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"). During the year, the Group received further claims from Liberty Star in settlement for amounts advanced to Liberty Star (note 5).

4.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

The Group’s available-for-sale financial asset is comprised of investments in marketable securities of Canadian publicly listed companies.

	December 31	December 31
	2014	2013
Marketable securities	$287	$–

5.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31	December 31
	2014	2013
Sales tax receivable	$70	$94
Amounts receivable	143	217
Loan receivable (note 5(a))	–	5,479
Prepaid expenses	749	873
Total	$962	$6,663

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(a)	Loan Receivable

The loan receivable at December 31, 2013 comprised the amount advanced to Liberty Star in cash and expenditures incurred by the Group in relation to Liberty Star’s mineral claims in Alaska and interest accrued thereon (together, the "Loan") pursuant to a letter agreement dated June 2010 and subsequent amendments thereof (together, the "Letter Agreement"). The Loan accrued interest at 10% per annum, compounded monthly, and was secured by assets and mining claims owned by Liberty Star in Alaska, USA.

The following is a summary of the Loan until its settlement on March 27, 2014:

	March 27		December 31
	2014		2013
Balance of the principal amount:	(Settlement date	)
Cash advance (US$3,000,000)	$3,325		$3,191
Expenses incurred on behalf of Liberty Star (US$730,174)	810		776
Total principal amount receivable (US$3,730,174)	4,135		3,967
Accumulated accrued interest
(March 27, 2014 - US$1,542,203; December 31, 2013 - US$1,421,306)	1,709		1,512
Balance at settlement date/as of December 31, 2013
(March 27, 2014 - US$5,272,377; December 31, 2013 - US$5,151,480)	5,844		5,479
Loan extinguished with transfer of mineral claims (note 6)	(5,844)		–
Balance at end of year	$–		$5,479

The Loan was advanced in conjunction with the acquisition of a mineral property interest (note 3) pursuant to the Letter Agreement, which contemplated a joint venture agreement whereby the Group, subject to an earn-in expenditure requirement, could acquire a 60% interest in certain of Liberty Star’s mineral claims adjacent to the mineral claims acquired. Liberty Star’s assets held as collateral for the Loan included, but were not limited to, these mineral claims.

In October 2012, as the joint venture agreement was not executed, the Group delivered a notice of repayment of the Loan to Liberty Star. In November 2012, the Group and Liberty Star negotiated a loan settlement agreement and an amendment thereto (together; the "Loan Settlement Agreement"), whereby the Group agreed to extinguish the Loan in consideration for receiving title to certain of Liberty Star’s mineral claims (the "Settlement Claims") which were held as collateral for the Loan. Liberty Star, however, could not complete valid transfer of these claims to the Group as a third party purported to register a lien on the Settlement Claims in respect of a debt allegedly owed by Liberty Star. As a result and in accordance with the terms of the Loan Settlement Agreement, the Loan Settlement Agreement was not closed and the Group retained all its rights under the Letter Agreement at December 31, 2013, at which date the Group continued to recognize the Loan as a financial asset. On March 27, 2014, all outstanding liens against the Settlement Claims were released and the Group extinguished the Loan and recognized the addition of the Settlement Claims in mineral property interest for the same amount (note 3).

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

6.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

	December 31	December 31
	2014	2013
Business and savings accounts	$9,130	$7,334
Guaranteed investment certificates	317	18,461
Total	$9,447	$25,795

(b)	Restricted Cash

At December 31, 2014, restricted cash in the amount of $1,206 (December 31, 2013 – $1,276) was held in the Pebble Partnership for certain equipment demobilization expenses relating to its activities undertaken while the Pebble Partnership was subject to joint control of the Group and Anglo American (note 3(a)). This cash is not available for general use by the Group. The Group has a current obligation (note 9) to refund any unutilized balance upon the earlier of (i) sixty days from the date of completion of demobilization; and (ii) December 31, 2015 (during the year, extended from December 31, 2014).

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At December 31, 2014, the authorized share capital comprised an unlimited (2013 – unlimited) number of common shares with no par value. All issued shares are fully paid.

(b)	Special Warrants

In December 2014, the Group initiated a private placement financing (the “Private Placement”) of 35,962,735 share purchase warrants (the “Special Warrants”) at a price of $0.431 per Special Warrant for gross proceeds of approximately $15,500. Pursuant to the Private Placement, the Special Warrants were issued by the Group as follows:

Date of Issue	Special Warrants Issued	Gross Proceeds Received
December 31, 2014	27,622,642	$11,905
January 2, 2015	1,160,093	500
January 12, 2015	7,180,000	3,095
Total	35,962,735	$15,500

Of the gross proceeds of $11,905 received during the year ended December 31, 2014, $11,626 was received in cash and $279 was received in shares of a Canadian public listed company; these shares were classified as available-for-sale financial assets (note 4). As of the reporting date, transaction costs related to the Private Placement which included advisory, finders, regulatory, and legal fees, amounted to $353. As a result the Group received net proceeds of $11,552 of which cash proceeds were $11,273 during the year ended December 31, 2014.

The Special Warrants were issued to eight (8) institutional investors, six (6) accredited investors (as such term is defined under National Instrument 45-106), eight (8) directors and officers and one (1) spouse of an officer pursuant to subscription agreements entered with each Investor. Each Special Warrant will convert, without payment of any additional consideration by the holder, into one common share of the Company, either at the option of the holder or automatically within a maximum of two year period from the issuance date.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The Special Warrants do not confer on their holders any right as a shareholder of the Company, including but not limited to any right to vote at any meeting of shareholders or any other proceedings of the Company or any right to receive any dividend or other distribution.

Subsequent to year end, 9,943,589 of the Special Warrants were converted into 9,943,589 common shares of the Company.

(c)	Share Purchase Option Compensation Plan

The Group has a share purchase option plan approved by the Group’s shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2014 Rolling Option Plan") is based on the maximum number of eligible shares equaling a rolling percentage of 10% of the Company's outstanding common shares, calculated from time to time. Pursuant to the 2014 Rolling Option Plan, if outstanding share purchase options ("options") are exercised and the number of issued and outstanding common shares of the Group increases, then the options available to grant under the plan increase proportionately. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price, being the 5-day volume weighted average trading price calculated the day before the grant. Options can have a maximum term of five years and typically terminate 90 days following the termination of the optionee’s employment or engagement. In the case of death or retirement, any outstanding vested options will expire the earlier of the expiry date or one year from date of death or retirement. The vesting period for options is at the discretion of the Board of Directors at the time the options are granted.

The following reconciles the Group’s options outstanding at the beginning and end of the year:

	2014		2013
		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price	Number of	price
Continuity of options	options	($/option)	options	($/option)
Balance at beginning of year	3,735,700	4.13	7,611,530	7.00
Granted	5,875,100	1.56	–	–
Exercised (1)	–	–	(10,100)	3.00
Expired	(1,881,100)	5.07	(1,800,830)	7.79
Forfeited	(42,700)	2.08	(64,000)	4.26
Cancelled	–	–	(2,000,900)	11.76
Balance at end of year	7,687,000	1.95	3,735,700	4.13

(1)	In 2013 options were exercised when the weighted average share price of the Company’s shares on the TSX was $3.15.

For options granted in 2014, the weighted average fair value was estimated at $0.75 per option and was based on the Black-Scholes option pricing model using the following weighted average assumptions:

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Assumptions
Risk-free interest rate	1.53%
Expected life	4.56 years
Expected volatility (2)	67.80%
Grant date share price	$1.44
Expected dividend yield	Nil

(2)	Expected volatility is based on the historical and implied volatility of the Company’s common share price on the TSX.

The following table summarizes information about the Group’s options outstanding at December 31, 2014:

2014	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
	Number of	exercise	contractual	Number of	exercise	contractual
Exercise	options	price	life	options	price	life
prices ($)	outstanding	($/option)	(years)	exercisable	($/option)	(years)
0.72	200,000	0.72	4.71	66,667	0.72	4.71
0.89	1,180,500	0.89	4.20	376,834	0.89	4.20
1.77	4,454,800	1.77	3.62	2,239,900	1.77	3.61
3.00	1,824,700	3.00	1.01	1,824,700	3.00	1.01
15.44	27,000	15.44	1.21	27,000	15.44	1.21
	7,687,000	1.95	3.11	4,535,101	2.26	2.62

The following table summarizes information about the Group’s options outstanding at December 31, 2013:

2013	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average	Number of	Weighted	average
		average	remaining	share	average	remaining
	Number of	exercise	contractual	purchase	exercise	contractual
Exercise	options	price	life	options	price	life
prices ($)	outstanding	($/option)	(years)	exercisable	($/option)	(years)
3.00	2,017,700	3.00	1.91	2,017,700	3.00	1.91
5.00 – 5.35	1,643,000	5.01	0.09	1,643,000	5.01	0.09
15.44	75,000	15.44	0.92	75,000	15.44	0.92
	3,735,700	4.13	1.09	3,735,700	4.13	1.09

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(d)	Foreign Currency Translation Reserve

	Year ended December 31
	2014	2013	2012
Balance at beginning of year	$7,234	$347	$2,470
Foreign exchange translation differences incurred in the year
Exchange gain (loss) on translation of the investment in the Pebble Partnership under joint venture	–	6,736	(2,206)
Exchange gain on translation of foreign subsidiaries	9,945	138	–
Total foreign exchange translation differences during the year	9,945	6,874	(2,206)
Deferred income tax on investment	–	(128)	83
Reversal of deferred income tax on investment	–	141	–
Balance at the end of year	$17,179	$7,234	$347

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency. In 2012 and until December 10, 2013, the Pebble Partnership was under joint control. The Group then reacquired a 100% interest therein. Until the change in control, the investment in the Pebble Partnership was accounted for under the equity method with the related tax effect recognized in other comprehensive loss.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(c)). Details between the Group and other related parties are disclosed below:

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with key management personnel ("KMP"), being the Group’s directors and senior management including the Senior Vice President ("VP"), Corporate Development, VP, Corporate Communications, VP, Engineering, VP, Public Affairs, Chief Executive Officer of the Pebble Partnership ("CEO of PLP"), Chairman of Pebble Mines Corp ("Chair of PMC"), Senior VP, Corporate Affairs of the Pebble Partnership ("PLP Senior VP") and Company Secretary, was as follows:

	Year ended December 31
Transaction	2014	2013	2012
Compensation
Payments to HDSI for services of KMP employed by HDSI (1)	$2,369	$1,608	$2,135
Payments to KMP (2)	1,814	137	169
	4,183	1,745	2,304
Share-based compensation	2,825	230	2,781
Total compensation	$7,008	$1,975	$5,085
Transfer of resources to the Group (3)	(749)	–	–
Total	$6,259	$1,975	$5,085

(1)	The Group’s executive directors and senior management (other than disclosed in (2)) are employed by the Group through Hunter Dickinson Services Inc. ("HDSI").

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(2)

The Group directly employs its independent directors, the CEO of PLP, the Chair of PMC and PLP Senior VP. Payments represent short term employee benefits incurred, including salaries and directors fees.

(3)

1,737,000 Special Warrants were issued to eight directors and officers and a spouse of an officer who participated in the private placement of Special Warrants (note 7(b)). The Group received $470 in cash and $279 was received in shares of a Canadian public listed company (note 4).

(b)	Transactions and Balances with other Related Parties

The aggregate value of transactions and outstanding balances with other related parties were as follows:

	Year ended December 31
Transactions	2014	2013	2012
Entity with significant influence (a)
Services rendered to the Group	$4,926	$4,181	$3,531
Reimbursement of third party expenses incurred on behalf of the Group	779	829	1,129
Total paid by the Group	$5,705	$5,010	$4,660
Jointly controlled entity (b)
Reimbursement of third party expenses incurred by the Group	$–	$(90)	$(25)
Total reimbursed (to) the Group	$–	$(90)	$(25)

	December 31	December 31
Balances payable to related parties	2014	2013
Entity with significant influence over the Group (a)	$383	$459
Total	$383	$459

(a)

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. The Group may make pre-payments for services under terms of the services agreement. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

(b)	The Group incurred costs on behalf of the Pebble Partnership while under joint control (note 3(a)), which were reimbursed at cost.

9.	TRADE AND OTHER PAYABLES

	December 31	December 31
Falling due within the year	2014	2013
Trade	$4,444	$2,318
Other (note 6 (b))	1,206	1,276
Total	$5,650	$3,594

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following:

	Year ended December 31
	2014	2013	2012
Loss attributable to common shareholders	$31,347	$2,523	$15,662
Weighted average number of common shares outstanding (000s)	95,010	95,007	94,995

Basic loss per share includes the effect of Special Warrants issued and outstanding as at December 31, 2014. Diluted loss per share does not include the effect of share purchase options outstanding as they are anti-dilutive (i.e. the diluted loss per share would be reduced).

11.	EMPLOYMENT COSTS

The amount of salaries (1) and benefits included in expenses are as follows:

	Year ended December 31
	2014	2013	2012
Exploration and evaluation expenses	$6,492	$992	$856
General and administration expenses	3,715	3,389	2,874
Share-based compensation	3,877	641	5,225
Total	$14,084	$5,022	$8,955

(1)	Salaries include directors’ fees and amounts paid to HDSI (see 8(b)) for services provided to the Group by HDSI personnel.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

12.	INCOME TAX EXPENSE

	Year ended December 31
	2014	2013	2012
Current tax (recovery) expense

Current (recovery) expense	$–	$–	$–
Current income tax (recovery) expense	$–	$–	$–

Deferred income tax (recovery) expense

Current (recovery) expense	$(2,289)	$184	$–
Deferred income tax (recovery) expense	$(2,289)	$184	$–

	Year ended December 31
Reconciliation of effective tax rate	2014	2013	2012

(Loss) for the year	$(31,348)	$(2,523)	$(15,662)
Total income tax (recovery) expense	(2,289)	184	–
(Loss) excluding income tax	(33,637)	(2,339)	(15,662)
Income tax using the Company's domestic tax rate	(8,746)	(602)	(3,916)
Non-deductible expenses and other	(1,283)	336	1,322
Increase in statutory tax rates	–	(1,465)	–
Foreign exchange	–	13	83
Deferred income tax assets not recognized	7,740	1,902	2,511
	$(2,289)	$184	$–

The Company's domestic tax rate for the year was 26% (2013 – 25.75%, 2012 – 25.00%).

	December 31	December 31
Deferred income tax assets (liabilities)	2014	2013
Resource pool	$–	$–
Tax losses	2,547	115
Net deferred income tax assets	2,547	115
Resource property/investment in Pebble Partnership	(4,012)	(3,901)
Equipment	(49)	(17)
Net deferred income tax liability	$(1,514)	$(3,803)

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The Group had the following temporary differences at December 31, 2014 in respect of which no deferred tax asset has been recognized:

		Resource
Expiry	Tax losses	pools	Other
Within one year	$–	$–	$–
One to five years	–	–	1,311
After five years	59,452	–	–
No expiry date	78	101,322	65
Total	$59,530	$101,322	$1,376

The Group has taxable temporary differences in relation to investments in foreign subsidiaries or branches for which deferred tax liabilities have not been recognized of approximately $9.8 million.

13.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations. The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable. The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Group for its programs. Amounts receivable (note 5) include receivable balances with government agencies and refundable deposits.

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures, as far as reasonably possible, it will have sufficient capital in order to meet short to medium term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents and restricted cash. The Group’s cash and cash equivalents and restricted cash are currently invested in business accounts and guaranteed investment certificates which are available on demand.

The Group’s financial liabilities are comprised of trade and other payables (note 9) and a payable to a related party (note 8), which are due for payment within 12 months from the reporting date. The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)	Foreign exchange risk

The Company is subject to both currency transaction risk and currency translation risk: the Pebble Partnership and U5 Resources Inc. both have the US dollar as functional currency, and certain of the Company’s corporate expenses are incurred in US dollars. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The exposure of the Group's financial assets to foreign exchange risk is as follows:

Currency	December 31, 2014			December 31, 2013
	US dollar		Amount in	US dollar		Amount in
	amount		Canadian	amount		Canadian
US dollars – Financial assets	(000s	)	dollars	(000s	)	dollars

Amounts receivable	$547		$635	$5,360		$5,701
Cash and cash equivalents and
restricted cash	1,515		1,758	7,083		7,534
Total exposed to currency risk	$2,062		$2,393	$12,443		$13,235

The exposure of the Group's financial liabilities to foreign exchange risk is as follows:

Currency	December 31, 2014			December 31, 2013
	US dollar		Amount in	US dollar		Amount in
	amount		Canadian	amount		Canadian
US dollars – Financial liabilities	(000s	)	dollars	(000s	)	dollars

Trade and other payables	$4,504		$5,225	$3,197		$3,400
Total exposed to currency risk	$4,504		$5,225	$3,197		$3,400

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar relative to the US dollar would result in a loss of approximately $283 in the year (2013 – $983 gain). This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)	Interest rate risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents. The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss as follows:

	December 31	December 31
	2014	2013
Effect on loss	$176	$267

(e)	Capital Management

The Group's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Group consists of equity, comprising share capital, reserves and Special Warrants, net of accumulated deficit. There were no changes in the Group's approach to capital management during the year. The Group is not subject to any externally imposed capital requirements.

Northern Dynasty Minerals Ltd.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2014, 2013 and 2012
(Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(f)	Fair value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount. The fair value of AFS financial asset is classified into level 1 of the fair value hierarchy as quoted market prices are used in the fair value determination.

14.	COMMITMENTS AND CONTINGENCIES

The Group has the following commitments as of December 31, 2014:

	2015		2016		Total
	(‘000s	)	(‘000s	)	(‘000s	)
Anchorage office lease (i)	US$ 477		US$ 407		US$ 884
Anchorage other leases (ii)	84		–		84
Iliamna site leases (iii)	260		–		260
Total	US$ 821		US$ 407		US$ 1,228
Total in Canadian dollars (iv)	$ 952		$ 472		$ 1,424

(i)	The initial 5 year lease term expires on October 31, 2016.

(ii)	Lease term expires on July 31, 2015.

(iii)	Lease for site accommodation and facilities term expires on April 30, 2015.

(iv)	Converted at closing rate of $1.1601/US$ on December 31, 2014, as per Bank of Canada.

The Group has a sub-lease agreement in respect of a portion of the Anchorage office space subject to the operating lease for an average annual rent, expressed in thousands, of approximately US$218 ($253). The term of the sub-lease expires on October 31, 2016.